 Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. Announces Major Breakthrough in the Omega-3 Market
Neptune Krill Oil (NKO®) Robust Therapeutic & Risk Reduction Health Claims Approved by Health Canada

Laval, Québec, CANADA – SEPT 29TH, 2010 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) is proud to announce that after two years of rigorous review of NKO® safety and clinical research data, the Canadian Minister of Health has approved exclusively for NKO® therapeutic and risk reduction claims, corroborating aspects of Neptune’s clinical research and substantiating NKO® safety and effectiveness on certain prevalent chronic diseases.

“Health claims are becoming among the most important drivers influencing the purchasing of Omega-3 supplements worldwide. With this outstanding achievement, Neptune reinforces its Leader position as a golden standard in the krill oil market” said André Godin, CFO.

Substantial preclinical and clinical evidence reviewed by Health Canada relating to the safety and effectiveness of NKO® lead to the approval of the following fundamentally competitive health claims:

1.	Cardiovascular health:

	a.	Helps to reduce the levels of LDL cholesterol (in conjunction with conventional statin therapy):

2 softgels (1g) per day

	b.	Helps to increase the levels of HDL cholesterol (in conjunction with conventional statin therapy):

2 softgels (1g) per day

	c.	Helps to reduce the levels of triglycerides (in conjunction with conventional statin therapy):

4 softgels (2g) per day

2.	Inflammation

	a.	Helps to reduce C-reactive protein levels, a clinical marker of inflammation:

1 softgel (0.5g) per day

	b.	Helps to reduce pain associated with osteoarthritis:

1 softgel (0.5g) per day

3.	Women’s Health:

	a.	Helps to relieve symptoms of premenstrual syndrome (PMS):

4 softgels (2g) per day

	b.	Helps to relieve symptoms of dysmenorrhea:

4 softgels (2g) per day

The Health Canada health claim review process is considered one of the most rigorous worldwide, recognized as a model among certain global regulatory authorities. The review process involves an extensive assessment of the accuracy, validity and evidence supporting the proposed clinically proven health claims. “The Food and Drugs Act, which regulates health claims, requires that the health claims be scientifically supported and not misleading” said Dr. Wael Massrieh, Ph.D. Medicine, Director of R & D. “In June 2009 Health Canada approved health claims for omega-3, among the strongest of which was the claim that products providing 1g - 3g EPA + DHA, per day (amounting to 3-10g of fish oil per day, or 6-20 softgels) help to reduce serum triglycerides, compared to 4 NKO® softgels recently approved for the same indication. Contrary to fish oil, Health Canada approved a stronger claim for NKO® for cholesterol with a decrease of LDL (bad cholesterol) and increase of HDL (good cholesterol) using only two softgels per day as well as an anti-inflammatory claim using only one softgel per day and a specific claim for premenstrual syndrome (PMS)” he added.

“The NKO® approved claims are competitive when compared to the already approved claims for fish oils since not only have they been accepted at significantly much lower doses, but they also offer more specific health benefits in cardiovascular, joint and women health” said André Godin, CFO. “This strategic milestone is expected to have a positive effect on sales because it fulfills new consumer requirements” he added. A list of the approved claims can be found on www.MyNKO.com.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither NASDAQ nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Acasti Contact:
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Dr. Tina Sampalis, President
+1 450.687.2262	+1 450.686.4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

CEOcast Contact:	Howard Group Contact:
Jim Fallon	Grant Howard
+1 212-732-4300	(888) 221-0915
jfallon@ceocast.com	grant@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.